Exhibit 99.1

# A Phase 1/2 Trial of GH001, a Vaporized 5-Methoxy-N,N-Dimethyltryptamine Formulation, in Patients with Treatment-Resistant Depression (TRD)

Johannes Reckweg[1], Cees van Leeuwen[1], Cécile Henquet[2], Therese van Amelsvoort[2], Natasha Mason[1], Riccardo Paci[1], Theis Terwey[3], Johannes G Ramaekers[1]

1. Faculty of Psychology and Neuroscience, Maastricht University, Maastricht, Netherlands
2. School Mental Health and Neuroscience, Maastricht University, Maastricht, Netherlands
3. GH Research, Dublin, Ireland

*Clinicaltrials.gov ID NCT04698603*

GH001-TRD-102
ASCP 2022

1

# The Problem for Patients with Depression

## Established Therapies are Slow-Acting

(STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)


Cumulative Remission Rate (% Patients)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Average time to remission is ~6 weeks
0
2
4
6
8
10
12
14
Week

*Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006*

## ... Remission Rates in TRD < 15%

(STAR*D study, Remission Rates Treatment Steps 1 to 4)


Remission Rates (%) (bar)
Cumulative Remission Rate (%) (line)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
~33% no remission despite 4 treatment steps
37%
56%
62%
67%
31%
14%
13%
1
2
3
4
Treatment Step
2 or more prior therapies = TRD

GH001-TRD-102
ASCP 2022
2

 5-MeO-DMT (5-Methoxy-N,N-Dimethyltryptamine)  Naturally-occurring psychoactive substance from tryptamine class  Highly potent agonist on 5-HT1A and 5-HT2A receptors  Psychoactive effects with ultra-rapid onset (within seconds) and short duration (5 to 30 min)  High propensity to induce peak experiences (PE), which may be a surrogate marker for therapeutic effects  GH001 (5-MeO-DMT administration via a proprietary inhalation approach)  Intraday individualized dosing regimen (IDR) for maximization of ultra-rapid remissions   Single visit initial treatment, with no structured psychotherapy   5-MeO-DMT and GH001  3  5-MeO-DMT  GH001-TRD-102  ASCP 2022

# Phase 1 Trial in Healthy Volunteers (GH001-HV-101, n=22)

- GH001 single doses of 2 mg, 6 mg, 12 mg, 18 mg and GH001 IDR (6, 12, 18 mg intra-subject dose escalation)
- **No SAEs, all ADRs mild (except two moderate), all ADRs resolved spontaneously, inhalation well-tolerated**
- GH001 single dose with psychoactive effect dose response but high inter-subject variability
- **GH001 IDR controls inter-subject variability achieving a PE[1] in all healthy volunteers**



100
75
50
25
0
PE Scale
PE Threshold
2
6
12
18
IDR
Dose (mg)

*Clinicaltrials.gov ID NCT04640831; Reckweg et al, 2021*

*[1] The occurrence of a Peak Experience (PE) is assessed using the proprietary PE Scale, which averages answers scored by the patient from 0 to 100 on a visual analog scale for three parameters of the experience: intensity, feelings of loss of control and profoundness. A PE is defined as an average score across these three parameters of at least 75. PE ratings shown for IDR group represent values for the final administration of GH001.*

*IDR, Individualized Dosing Regimen; SAE, Serious Adverse Event; ADR, Adverse Drug Reaction (an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing).*

GH001-TRD-102
ASCP 2022
4

# Phase 1/2 Trial in TRD (GH001-TRD-102, n=16)

## Phase 1 (Single Dose)

TRD[1] (n=8)

- GH001 **12 mg** (n=4)
- GH001 **18 mg** (n=4)

Primary Endpoint:
- Safety until day 7

## Phase 2 (IDR)

TRD[1] (n=8)

GH001 IDR
**6, 12, 18 mg** to achieve PE
(up to 3 doses, 3h interval)

Primary Endpoint:
- MADRS remission day 7 (MADRS≤10)

| | GH001 Administration | Day 1 | Day 7 |
|---|---|---|---|
| **Key Assessments** | MADRS 2-hrs<br>PE Scale<br>Safety | MADRS 1-day<br>Cognitive function<br>Safety | MADRS 7-day<br>Cognitive function<br>Safety |

*PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale; IDR, Individualized Dosing Regimen*

*[1]Defined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy*

**GH001-TRD-102**
**ASCP 2022**

5

 Phase 1 (Single Dose) – Efficacy (MADRS)  6  2 of 4 patients in the 12 mg group and 1 of 4 patients in the 18 mg group had a MADRS remission at day 7  2 of 4 patients in the 12 mg group had a PE and both had a MADRS remission at day 7, 0 of 4 patients in the 18 mg group had a PE  GH001-TRD-102  ASCP 2022  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale, MADRS remission, MADRS of ≤10; MADRS response, Reduction of ≥50% from baseline in MADRS; S, Screening; D0-B, Day 0 Baseline; D0-H2, Day 0 2 hours.  MADRS Remission, Response, Improvement Rate at Day 7  MADRS from Screening to Day 7

 Phase 2 (IDR) – Efficacy (MADRS)  7  GH001-TRD-102  ASCP 2022  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale; MADRS remission, MADRS of ≤10; MADRS response, Reduction of ≥50% from baseline in MADRS; S, Screening; D0-B, Day 0 Baseline; D0-H2, Day 0 2 hours.  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 8 patients had a PE and 6 of those had a MADRS remission at day 7  MADRS Remission, Response, Improvement Rate at Day 7  MADRS from Screening to Day 7

# Phase 1 (Single Dose) and Phase 2 (IDR) – Safety

## Study Safety Group review

- **No SAEs**
- **All ADRs mild, except three moderate***
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function
- No safety signal relating to suicidal ideation or suicidal behavior, based on C-SSRS and MADRS subscore item "suicidal thoughts"

| ADRs | Phase 1 (Single Dose) | | Phase 2 (IDR) |
|---|---|---|---|
| | 12 mg (N=4) | 18 mg (N=4) | IDR[1] (N=8) |
| MedDRA Preferred Term | n | n | n |
| Abdominal discomfort | | | 1 |
| Anxiety | | | 2 |
| Depressive symptom | | | 1* |
| Dizziness | 1 | | |
| Feeling abnormal | 1 | 1 | |
| Flashback | 1 | 1 | 2 |
| Headache | 2 | 1 | 3 |
| Muscle discomfort | | | 1 |
| Muscle spasms | | 1 | |
| Nausea | | | 2* |
| Paresthesia | | | 1 |
| Sensory disturbance | | | 3 |

*Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing*
*IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale*

*[1] 6-12 mg (N=6); 6-12-18 mg (N=2)*

GH001-TRD-102
ASCP 2022
8

Conclusions  GH001 allows rapid and individualized dosing optimization  A single dosing day with GH001 IDR achieved a rapid (within 24 hours) and sustained full remission (7 days) of symptoms of depression in 7/8 patients (87.5%) with TRD  GH001 was well tolerated, and no serious adverse events were reported  Contacts   GH Research: info@ghres.com / clinicaltrials@ghres.com   Maastricht University: j.ramaekers@maastrichtuniversity.nl  Twitter: @PIMaastricht